

Sign In

Hero.Loss.Dirt



Drama

A man is accused of his wife's murder a year after heroically saving her life. While under investigation, he uncovers her secret past, which includes a troubled brother now seeking the truth... Read all

Top credits

PRE-PRODUCTION

Add to Watchlist

See more at IMDbPro ↗


Photos   ✛ **Add Image**



Storyline

A man is accused of his wife's murder a year after heroically saving her life. While under investigation, he uncovers her secret past, which includes a troubled brother now seeking the truth about her death.

murder

Plot summary   Add synopsis

Genre   Drama

Parents guide   Add content advisory

Best of 2021

The top movies & shows in the US, ranked by monthly page views

The Suicide Squad
5%

The White Lotus
1%

Free Guy
0%

Nine Perfect Strangers
0%

Outer Banks
0%

JAN   FEB   MAR   APR   MAY   JUN   JUL   ‖ AUG   SEP   OCT   NOV   DEC

See the best of celebs, trailers & more

Details

Country of origin   United States

Language   English

Production company   Open-Sense Productions

See more company credits at IMDbPro   ⤤

Technical specs ❯

Color   Color

Contribute to this page

Suggest an edit or add missing content

IMDb Answers: Help fill gaps in our data   >

Learn more about contributing   >

✏ **Edit page**

More to explore

Photos

Hollywood Romances: Our Favorite Couples

See the entire gallery

1:23

New Holiday Picks to Stream in 2021

[Watch the video](#)

Around the web

Powered by Taboola

If You Need to Kill Time on Your Computer, this
Install.

Elvenar

Top 12 Things You Didn't Know About the World

World Food Program USA

T-Mobile's SyncUP KIDS Watch Makes the Perfe



Recently viewed

Clear all





Hero.Loss.Dirt

Such a Funny Life

Get the IMDb App

Help Site Index IMDbPro

Box Office Mojo IMDb Developer

Press Room Advertising Jobs

Conditions of Use Privacy Policy

Interest-Based Ads

© 1990-2021 by IMDb.com, Inc.